ROSS MILLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 8708
Website: secretaryofstate.biz

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporation
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.	Name of Corporation

PRESCOTT HOLDINGS, INC

2.	The articles have been amended as follows: (provide articles numbers, if available)

50,000,000 COMMON SHARES @ $.0001 PAR

3.
The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:  _____________________

4.	Effective date of filing (optional)

5.	Signature

/s/ Jeff Prescott